Exhibit 12.1

ADVANCED MEDICAL OPTICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratios)

	Year Ended December 31,
	2000	2001	2002	2003	2004	Nine Months Ended September 30, 2005
Earnings Before Income Taxes	68.2	75.9	44.5	17.3	(121.2)	(435.5)
Rent Expense	12.5	11.2	10.9	16.1	20.4	14.8
30% Interest Factor	0.3	0.3	0.3	0.3	0.3	0.3

Interest on Rent	3.8	3.4	3.3	4.8	6.1	4.4
Interest Expense	3.6	3.3	13.8	24.2	26.9	23.6

Total Fixed Charges	7.4	6.7	17.1	29.0	33.0	28.0

Earnings Before Income Taxes and Fixed Charges	75.6	82.6	61.6	46.3	(88.2)	(407.5)

Fixed Charges Ratio (1)	10.3	12.4	3.6	1.6	—	—

Ratio Formula:

Earnings Before Income Taxes + Fixed Charges

Fixed Charges

(1)	Earnings were insufficient to cover fixed charges by $121.2 million and $435.5 million for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively. The pro forma effects of the offering did not affect the historical deficiency in earnings for the year ended December 31, 2004 and the nine months ended September 30, 2005 by more than 10%.